Exhibit 99.1

Phoenix New Media Reports Third Quarter 2011 Results

3Q11 Total Revenues Up 81.3% YOY

3Q11 Net Advertising Revenues Up 155.8% YOY

3Q11 Net Income Attributable to PNM Up 131.3% YOY

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, November 21

BEIJING, China, November 21, 2011 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “PNM” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

•	Total revenues increased by 81.3% year-over-year to RMB270.8 million (US$42.5 million), driven by a 155.8% increase in net advertising revenues and a 44.6% increase in paid service revenues.

•	Net income attributable to Phoenix New Media increased by 131.3% year-over-year to RMB56.8 million (US$8.9 million).

•	Adjusted net income attributable to Phoenix New Media[1] increased by 109.7% year-over-year to RMB61.5 million (US$9.6 million).

•	Net income per diluted ADS[2] was RMB0.70 (US$0.11).

•	Adjusted net income attributable to Phoenix New Media per diluted ADS was RMB0.76 (US$0.12).

Mr. Shuang Liu, CEO of Phoenix New Media, stated that, “We are very excited to achieve another strong quarter of growth in our financial and operational metrics. As the media gateway of choice for Chinese Internet users, we continue to experience significant user growth across each of our platforms. According to the Company’s data, the number of daily unique visitors to our website increased by 71% year-over-year to 18.7 million in September 2011. This growth continues to demonstrate the robust demand for our content. In addition, the number of daily page views to our mobile platform expanded to over 160 million in September 2011. Our continuing rapid growth in both traffic and profit again demonstrates the advantages of our convergence model from both cost and revenue synergies across our organization and business lines. We believe that our user base and advertising revenue will continue to rapidly increase because of our strong capabilities of attracting China’s increasingly sophisticated Internet users searching for differentiated and premium content.”

[1]

An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

[2]	“ADS” is American Depositary Share. Each ADS represents eight ordinary shares.

Third Quarter 2011 Financial Results

REVENUES

Total revenues for the third quarter of 2011 increased by 81.3% to RMB270.8 million (US$42.5 million) from RMB149.4 million in the third quarter of 2010. Total revenues exceeded the top end of management’s earlier guidance range of RMB236 million to RMB245 million.

Net advertising revenues, calculated net of advertising agency service fees, for the third quarter of 2011 increased by 155.8% to RMB126.2 million (US$19.8 million) from RMB49.3 million in the third quarter of 2010. Net advertising revenues exceeded the top end of management’s guidance range of RMB121 million to RMB 125 million. This increase was still driven by two key drivers: number of advertisers, which grew by 23.7% to 292 in the third quarter of 2011 from 236 in the third quarter of 2010, and average revenue per advertiser (“ARPA”), which increased by 106.7% to RMB432,000 (US$67,700) in the third quarter of 2011 from RMB209,000 in the third quarter of 2010. This significant increase was primarily due to the increased spending by the Company’s advertising clients on the Company’s website and mobile portal.

Paid service revenues for the third quarter of 2011 increased by 44.6% to RMB144.6 million (US$22.7 million) from RMB100.0 million in the third quarter of 2010. Paid service revenues also exceeded the top end of management’s guidance range of RMB115 million to RMB120 million. Paid service revenues consist of revenues from two major business sub-segments: mobile Internet and value-added services (“MIVAS”)3, and video value-added services (“video VAS”). The significant growth in paid service revenues was primarily due to greater than expected revenue growth in wireless value-added services (“WVAS”) which are included in MIVAS. MIVAS increased by 44.6% to RMB134.9 million (US$21.1 million) in the third quarter of 2011 from RMB93.3 million in the third quarter of 2010. Video VAS increased by 43.8% to RMB9.7 million (US$1.5 million) in the third quarter of 2011 from RMB6.7 million in the third quarter of 2010.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the third quarter of 2011 increased to RMB151.9 million (US$23.8 million) from RMB83.9 million in the third quarter of 2010, in line with revenue growth. Revenue sharing fees paid to telecom operators and channel partners increased to RMB89.1 million (US$14.0 million) in the third quarter of 2011 from RMB48.7 million in the third quarter of 2010 primarily due to MIVAS revenue growth. Content and operational costs in the third quarter of 2011 grew to RMB37.9 million (US$5.9 million) from RMB22.8 million in the third quarter of 2010. This growth was primarily due to an increase in headcount for content production and advertising sales support. Bandwidth costs increased to RMB9.5 million (US$1.5 million) in the third quarter of 2011 from RMB4.9 million in the third quarter of 2010 primarily due to the Company’s user traffic growth. Share-based compensation expense included in cost of revenues was RMB1.2 million (US$0.2 million) in the third quarter of 2011.

[3]	MIVAS includes Internet VAS, which was previously a separate component of MIVAS.

Gross profit for the third quarter of 2011 increased by 81.6% to RMB118.9 million (US$18.6 million) from RMB65.4 million in the third quarter of 2010. Gross margin remained stable at 43.9% in the third quarter of 2011, compared with 43.8% in the third quarter of 2010. Adjusted gross margin, which excludes the impact of share-based compensation expense, also remained stable at 44.3% in the third quarter of 2011, as compared with 44.1% in the third quarter of 2010.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the third quarter of 2011 increased to RMB74.3 million (US$11.7 million) from RMB38.5 million in the third quarter of 2010. This increase was attributable to the general growth in the Company’s overall business, as well as investment in the Company’s continued platform expansion efforts such as Kuaibo, WeiShiTong and mobile advertising solutions. Share-based compensation expense included in operating expenses were RMB3.5 million (US$0.5 million) in the third quarter of 2011.

Income from operations for the third quarter of 2011 increased by 65.1% to RMB44.5 million (US$7.0 million) from RMB27.0 million in the third quarter of 2010. Operating income margin was 16.4% for the third quarter of 2011, as compared with 18.1% in the third quarter of 2010. This decrease in operating margin was mainly due to the abovementioned increase in platform expansion investments.

Adjusted income from operations, which excludes the impact of share-based compensation expense, for the third quarter of 2011 increased by 55.1% to RMB49.2 million (US$7.7 million) from RMB31.7 million in the third quarter of 2010. Adjusted operating income margin was 18.2% for the third quarter of 2011, as compared with 21.2% in the third quarter of 2010.

FOREIGN CURRENCY EXCHANGE GAIN AND INTEREST INCOME

Foreign currency exchange gain for the third quarter of 2011 increased to RMB13.8 million (US$2.2 million) from RMB0.2 million in the third quarter of 2010. The foreign currency exchange gain for the third quarter of 2011 was mainly attributable to RMB appreciation during the period. The majority of the proceeds from our IPO has been converted into RMB and is being held by Cayman parent company whose functional currency is U.S. dollar. Interest income for the third quarter of 2011 was RMB3.8 million (US$0.6 million) in the third quarter of 2011, compared with RMB0.2 million in the third quarter of 2010. The significant year-over-year increase was also primarily due to the higher deposit levels resulting from our IPO proceeds.

NET INCOME

Net income attributable to Phoenix New Media for the third quarter of 2011 increased by 131.3% to RMB56.8 million (US$8.9 million) from RMB24.6 million in the third quarter of 2010. Net income increased, as a result of the increase in income from operations, as well as a currency gain mentioned above.

Net income attributable to ordinary shareholders for the third quarter of 2011 was RMB56.8 million (US$8.9 million), compared to a net loss attributable to ordinary shareholders of RMB62.7 million in the third quarter of 2010. Net income per diluted ADS in the third quarter of 2011 was RMB0.70 (US$0.11) as compared with a net loss per diluted ADS of RMB1.54 in the third quarter of 2010.

Adjusted net income attributable to Phoenix New Media for the third quarter of 2011, which excludes share-based compensation expenses, increased by 109.7% to RMB61.5 million (US$9.6 million) from RMB29.3 million in the third quarter of 2010. Adjusted net margin for the third quarter of 2011 increased to 22.7% from 19.6% in the third quarter of 2010. Adjusted net income attributable to Phoenix New Media per diluted ADS was RMB0.76 (US$0.12) in the third quarter of 2011, which increased by 67.0% as compared to RMB0.45 in the third quarter of 2010.

In the third quarter of 2011, the Company’s weighted average number of ADS used in computing diluted income per ADS was 81,047,510.

Business Outlook

For the fourth quarter of 2011, the Company expects its total revenues to be between RMB247 million and RMB264 million, representing a year-over-year growth of approximately 56% to 67%. Net advertising revenues are expected to continue growing year-over-year by approximately 80% to 93%, or between RMB135 million and RMB145 million. Paid service revenues are expected to be between RMB112 million and RMB119 million, which represents a year-over-year growth of approximately 35% to 43%. As a result, for the full year 2011, the Company expects its total revenues to grow 73% to 77%, or between RMB917 million and RMB934 million as compared to year 2010. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. Eastern Time on November 21, 2011 (November 22, 2011 at 9:00 a.m. Beijing / Hong Kong time) to discuss its third quarter 2011 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
China:	4001200654
Hong Kong:	+85230512745

United States:	+16462543515
United States Toll Free:	+18555008701
Conference ID:	26227986

A replay of the call will be available through November 28, 2011 by dialing the following numbers:

International:	+61282355000
China:	4006920026
United States:	+17183541232
United States Toll Free:	+18662145335
Conference ID:	26227986

A live and archived webcast of the conference call will also be available at the Company’s IR website at http://ir.ifeng.com or

http://phx.corporate-ir.net/phoenix.zhtml?p=irol eventDetails&c=242799&eventID=4241008

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media uses adjusted net income attributable to Phoenix New Media, adjusted net income attributable to Phoenix New Media per diluted ADS, adjusted gross margin, adjusted income from operations, adjusted operating income margin and adjusted net margin, each of which is a non-GAAP financial measure. Adjusted net income attributable to Phoenix New Media is net income/(loss) attributable to Phoenix New Media excluding share-based compensation expenses. Adjusted gross margin is gross profit with share-based compensation expenses added back, divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating income margin is adjusted income from operations divided by total revenues; and adjusted net margin is adjusted net income attributable to Phoenix New Media divided by total revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income/(loss) to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures have material limitations as an analytical tools. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period.

In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

The reporting currency of the Company is Renminbi (“RMB”) but, for the convenience of the reader, the amounts for the three months ended September 30, 2011 are presented in U.S. dollars (“USD”). Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3780 to US$1.00, the noon buying rate in effect on September 30, 2011 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, PNM enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. PNM’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services (“MIVAS”).

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward–looking statements. Phoenix New Media may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MIVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MIVAS; changes by mobile operators in China to the their policies for MIVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in its registration statement on Form F–1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Tel: +86(10)8445-8883

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: Jeremy.peruski@icrinc.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	287,173	412,683	64,704
Term deposit	—	775,980	121,665
Accounts receivable, net	77,043	172,191	26,998
Amounts due from related parties	16,487	58,293	9,140
Prepayment and other current assets	19,389	32,607	5,112
Deferred tax assets	613	10,727	1,682

Total current assets	400,705	1,462,481	229,301

Non current assets:
Property and equipment, net	24,111	36,034	5,650
Intangible assets, net	2,363	4,516	708
Note receivable	17,600	2,470	387
Other non-current assets	2,483	2,990	469

Total non-current assets	46,557	46,010	7,214

Total assets	447,262	1,508,491	236,515

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,115	103,895	16,290
Amounts due to related parties	43,477	26,960	4,227
Advances from customers	7,781	10,427	1,635
Taxes payable	9,970	23,311	3,655
Salary and welfare payable	26,064	48,925	7,671
Accrued expenses and other current liabilities	7,147	32,276	5,061

Total current liabilities	148,554	245,794	38,539

Long-term liabilities	3,483	5,391	845

Total liabilities	152,037	251,185	39,384

Mezzanine equity

Series A convertible redeemable preferred shares	390,183	—	—

Shareholders’ equity/(deficit):
Ordinary shares	25,140	41,826	6,558
Additional paid-in capital	—	1,802,359	282,590
Statutory reserves	10,314	10,314	1,617
Accumulated deficit	(129,411)	(577,137)	(90,489)
Accumulated other comprehensive loss	(1,001)	(20,056)	(3,145)

Total shareholders’ equity/(deficit)	(94,958)	1,257,306	197,131

Total liabilities, mezzanine equity and shareholders’ equity	447,262	1,508,491	236,515

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising revenues	49,326	113,985	126,172	19,782	129,335	315,387	49,449
Paid service revenues	100,028	113,646	144,599	22,672	241,089	354,753	55,621

Total revenues	149,354	227,631	270,771	42,454	370,424	670,140	105,070
Cost of revenues	(83,920)	(123,653)	(151,912)	(23,818)	(204,227)	(390,440)	(61,217)

Gross profit	65,434	103,978	118,859	18,636	166,197	279,700	43,853
Operating expenses:
Sales and marketing expenses	(21,717)	(34,285)	(36,890)	(5,784)	(50,770)	(113,166)	(17,743)
General and administrative expenses	(8,237)	(16,640)	(19,716)	(3,091)	(24,792)	(55,679)	(8,730)
Technology and product development expenses	(8,519)	(13,590)	(17,732)	(2,780)	(21,457)	(51,114)	(8,014)

Total operating expenses	(38,473)	(64,515)	(74,338)	(11,655)	(97,019)	(219,959)	(34,487)

Income from operations	26,961	39,463	44,521	6,981	69,178	59,741	9,366

Other income/(expenses):
Interest income	207	712	3,766	590	416	4,699	737
Foreign currency exchange gain/(loss)	185	(223)	13,812	2,166	177	13,418	2,104
Others, net	497	314	1,010	158	706	1,967	308

Net income before tax	27,850	40,266	63,109	9,895	70,477	79,825	12,515

Income taxes expenses	(3,278)	(4,033)	(6,271)	(983)	(7,875)	(12,989)	(2,037)

Net income attributable to Phoenix New Media	24,572	36,233	56,838	8,912	62,602	66,836	10,478

Accretion to convertible redeemable preferred share redemption value	(76,557)	(380,665)	—	—	(185,328)	(943,268)	(147,894)
Income allocation to participating preferred shares	(10,764)	(6,172)	—	—	(28,519)	(6,172)	(968)

Net income/(loss) attributable to ordinary shareholders	(62,749)	(350,604)	56,838	8,912	(151,245)	(882,604)	(138,384)

Net income/(loss) per ordinary share—basic	(0.19)	(0.73)	0.09	0.01	(0.46)	(1.81)	(0.28)
Net income/(loss) per ordinary share—diluted	(0.19)	(0.73)	0.09	0.01	(0.46)	(1.81)	(0.28)
Weighted average number of ordinary shares used in computing basic income/(loss) per share	325,351,289	483,260,125	610,872,332	610,872,332	325,318,258	487,159,760	487,159,760
Weighted average number of ordinary shares used in computing diluted income/(loss) per share	325,351,289	483,260,125	648,380,080	648,380,080	325,318,258	487,159,760	487,159,760
Net income/(loss) per ADS—basic	(1.54)	(5.80)	0.74	0.12	(3.72)	(14.49)	(2.27)
Net income/(loss) per ADS—diluted	(1.54)	(5.80)	0.70	0.11	(3.72)	(14.49)	(2.27)
Weighted average number of ADS used in computing basic income/(loss) per ADS	40,668,911	60,407,516	76,359,042	76,359,042	40,664,782	60,894,970	60,894,970
Weighted average number of ADS used in computing diluted income/(loss) per ADS	40,668,911	60,407,516	81,047,510	81,047,510	40,664,782	60,894,970	60,894,970

Reconciliations from net income/(loss) attributable to PNM to adjusted net income attributable to PNM (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income attributable to PNM per diluted ADS (non-GAAP)

	For the three months ended				For the nine months ended
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to PNM	24,572	36,233	56,838	8,912	62,602	66,836	10,478
Add back: Share-based compensation expenses	4,749	8,604	4,651	729	9,644	61,289	9,609

Adjusted net income attributable to PNM (non-GAAP)	29,321	44,837	61,489	9,641	72,246	128,125	20,087

Adjusted net margin (non-GAAP)	19.6%	19.7%	22.7%	22.7%	19.5%	19.1%	19.1%
Adjusted net income attributable to PNM per ADS (non-GAAP)—diluted	0.45	0.61	0.76	0.12	1.12	1.74	0.27
Weighted average number of ADS used in computing diluted income per ADS（non-GAAP)	64,526,135	73,676,015	81,047,510	81,047,510	64,785,561	73,834,490	73,834,490

Share-based compensation expenses included in:

	For the three months ended				For the nine months ended
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	366	1,679	1,188	186	694	18,503	2,900
Sales and marketing expenses	2,667	1,417	1,156	181	3,747	16,996	2,665
General and administrative expenses	1,507	4,814	1,678	263	4,684	15,540	2,437
Technology and product development expenses	209	694	629	99	519	10,250	1,607

Total share-based compensation expenses	4,749	8,604	4,651	729	9,644	61,289	9,609

Details of cost of revenue is as follows:

	For the three months ended				For the nine months ended
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue sharing fees	48,657	65,462	89,100	13,970	109,228	207,414	32,520
Content and operational costs	22,751	35,731	37,920	5,945	62,682	118,322	18,552
Bandwidth costs	4,929	7,879	9,489	1,488	13,282	25,118	3,938
Business tax and surcharages	7,583	14,581	15,403	2,415	19,035	39,586	6,207

Total cost of revenue	83,920	123,653	151,912	23,818	204,227	390,440	61,217